Exhibit 99.1

Wins Finance Announces Receipt of Positive NASDAQ Listing Determination; Ordinary Shares to Continue to be Listed on NASDAQ

NEW YORK, Feb. 22, 2016 /PRNewswire/ -- Wins Finance Holdings Inc. (WINS) (the "Company") today announced that on February 18, 2016, it was advised that the Nasdaq Listing Qualifications Panel (the "Panel") has determined that the Company's ordinary shares will remain listed on The Nasdaq Stock Market. The panel made the decision following the Company's hearing on February 11, 2016.

As previously disclosed, the Nasdaq Listing Qualifications Staff (the "Staff") had determined that the Company did not evidence compliance with the 300 round lot shareholder requirement required for initial listing on The Nasdaq Capital Market following completion of the Company's business combination in late October 2015. As a result, the Company's ordinary shares was subject to delisting. In response, the Company requested a hearing before the Panel to appeal the Staff's determination. As a result of the Panel's determination, the Company's ordinary shares will remain listed on The Nasdaq Capital Market.

About Wins Finance

Wins Finance Holdings Inc. (NASDAQ: WINS), is a diversified investment and asset management company headquartered in New York and listed on NASDAQ. The company is focused on identifying value accretive investment opportunities and assets in China and the United States that can be enhanced through the strategic involvement of Wins' established management team and its familiarity with the Chinese investment community to help generate long-term value for shareholders. For more information, please visit www.winsholdings.com.

Forward-looking Statements

This news release includes forward-looking statements. All statements, other than statements of historical facts, included in this news release that address activities, events or developments that the Company expects or anticipates will or may occur in the future are forward-looking statements. These statements are based on certain assumptions and analyses made by the Company in light of current conditions and expected future developments as well as other factors it believes are appropriate in the circumstances. However, whether actual results and developments will conform to the Company's expectations and predictions is subject to a number of risks and uncertainties, including the risk that the Company's efforts to expand into the medical industry leasing sector will not be successful, and the risks described in Wins Finance's Quarterly Report on Form 10-Q filed on November 16, 2015 and in its other filings with the Securities and Exchange Commission.

Company Contacts:

Richard Xu, President
Wins Finance Holdings Inc.
7 Times Square, 37th FL
New York, NY 10036
Tel: 646-480-9882
Email: Richard.xu@winsholdings.com